Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile (207) 761-6139
Mark S. Thompson
President and Chief Executive Officer
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106

Re: **Fairchild Semiconductor International, Inc.**
     Definitive 14A
     Filed March 30, 2007
     File No. 001-15181

Dear Mr. Thompson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Compensation Consultant, page 27

2. You state that you engaged a compensation consultant to assist in the company's compensation programs. Please describe in greater detail the nature and the scope of the consultant's assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Competitive Positioning, page 27

3. You state that you benchmark your salary and cash and equity compensation levels and practices against the identified peer group of comparable semiconductor companies. Your disclosure should include a discussion of where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, you should explain why. To the extent you use "market data" which you indicate that you use for purposes of determining stock option award levels, expand your disclosure to identify and describe what it constitutes. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Determining Executive Compensation, page 28

4. You indicate that company and individual goals are established toward the end of the each fiscal year which would suggest that 2007 goals were known prior to the filing of your proxy statement. Your compensation discussion and analysis, however, appears to discuss only the targets and goals for 2006. Your compensation discussion and analysis should include discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. Please provide the disclosure required by Item 402(b) with respect to compensation policies, plans or arrangements for your 2007 fiscal year.

Performance-Based Incentive Compensation, page 29

5. You state on page 30 that you award performance-based incentive compensation on both financial goals and individual goals. Please clarify how the performance-based incentive compensation is structured and implemented to reflect the named executive officer's individual performance. Revise your discussion to clearly describe the elements of individual named executive officer's performance and/or contribution that are taken into account in determining performance-based incentive compensation. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

6. It is unclear how you determine the award amount of each component of the incentive compensation. Your disclosure indicates that your annual cash bonus program and your performance-units awards use the same performance measure, but you do not indicate a performance measure for awards under your long-term equity incentive compensation program. Furthermore, your disclosure does not indicate how award amounts are calculated with respect to the performance that is taken into account for determining compensation. Please revise your disclosure to describe how you determine the award amounts, explaining how each component amount is determined and discussing, if applicable, whether payments are allocated between the components, addressing the factors considered and the relative significance or weight accorded to each factor. Please refer to Item 402(b)(1)(v) of Regulation S-K.

7. Please revise your disclosure to provide the performance measures considered to determine the amount payable under your performance based incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide a detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Enhanced Fairchild Incentive Plan, page 30

8. Though you indicate that discretion may be exercised for EFIP bonuses above 100% of target, the extent to which discretion can be exercised to adjust awards under each compensation component is not clear. To the extent discretion has been exercised,

discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi) of Regulation S-K and revise your disclosure accordingly.

Long-Term Equity Incentive Compensation, page 31

9. It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

2006 Grants of Plan-Based Awards, page 39

10. Please provide a narrative discussion to the Grants of Plan-Based Awards table that describes any material factors necessary to an understanding of the information disclosed in such table. While material factors vary depending upon the facts, you may consider, for example, discussing the performance metrics that apply to each named executive officer and describing material conditions that are applicable to the incentive awards. Please refer Item 402(e) of Regulation S-K.

2006 Nonqualified Deferred Compensation, page 38

11. Please revise the disclosure in footnote 1 for consistency with the Instruction to Item 402(i)(2) of Regulation S-K. Quantify the amounts reported in the "aggregate balance at last fiscal year-end" that were reported as compensation to the named executive officer in the summary compensation table for previous years.

Potential Payments Upon Termination or Change in Control, page 42

12. Please supplement your disclosure to provide an analysis of why you structured and designed the change in control agreements in the specific manner and at the compensation levels described in this section.

13. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. Please refer to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. In this regard, discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel